Registration No. 333-40480

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                        POST EFFECTIVE AMENDMENT NO. 2 TO
                                    FORM S-1
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                              --------------------

                                 FX ENERGY, INC.
             (Exact Name of Registrant as Specified in Its Charter)


           NEVADA                         1311               87-0504461
           ------                         ----               ----------
      (State or other             (Primary Standard      (I.R.S. Employer
      jurisdiction of                Industrial           Identification
     incorporation or              Classification             Number)
       organization)                 Code Number)


                               3006 Highland Drive
                                    Suite 206
                           Salt Lake City, Utah 84106
                                 (801) 486-5555

   (Address, including zip code, and telephone number, including area code, of
                    Registrant's principal executive offices)

                                 David N. Pierce
                               3006 Highland Drive
                                    Suite 206
                           Salt Lake City, Utah 84106
                                 (801) 486-5555
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                    Copy to:
                                 James R. Kruse
                                 Kevin C. Timken
                           Kruse, Landa & Maycock, LLC
                                50 West Broadway
                                    8th Floor
                            Salt Lake City, UT 84101
                                 (801) 531-7090
                               fax: (801) 531-7091

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box: [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

     The Registrant hereby amends this amendment to the registration statement on such date or dates as may be necessary to delay its effective date until the Registrant files a further amendment which specifically states that this amendment to the registration statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the amendment to the registration statement becomes effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a) may determine.

                                     PART II
                     Information Not Required in Prospectus


Item 16.  Exhibits and Financial Statement Schedules

(a) Exhibits

                  SEC
  Exhibit      Reference
  Number        Number                             Title of Document                               Location
------------ -------------- ----------------------------------------------------------------  -------------------
Item 3.                     Articles of Incorporation and Bylaws
--------------------------------------------------------------------------------------------
3.1                3        Restated and Amended Articles of  Incorporation                   Incorporated by
                                                                                                  Reference(11)

3.2                3        Bylaws                                                            Incorporated by
                                                                                                  Reference(1)

Item 4.                     Instruments Defining the Rights of Security Holders
--------------------------------------------------------------------------------------------
4.1                4        Specimen Stock Certificate                                        Incorporated by
                                                                                                  Reference(1)

4.2                4        Form of Designation of Rights, Privileges, and Preferences of     Incorporated by
                                Series A Preferred Stock                                          Reference(14)

4.3                4        Form of Rights Agreement dated as of April 4, 1997, between FX    Incorporated by
                                Energy and Fidelity Transfer Corp.                                Reference(14)

Item 5.                     Opinion re: Legality
--------------------------------------------------------------------------------------------
5.1                5        Opinion of Kruse, Landa & Maycock, LLC                            Initial Filing

Item 10.                    Material Contracts
--------------------------------------------------------------------------------------------
10.1              10        Mining Usufruct Agreement between the State Treasury of the       Incorporated by
                                Republic of Poland and Frontier Poland Exploration and            Reference(3)
                                Producing Company, Sp. z o.o. dated August 22, 1995,
                                relating to Blocks 51, 52, 71, 72, 91, 92, 93, 111, 112,
                                and 113 (Baltic)

10.2              10        Amendment No. 1 to Mining Usufruct Agreement dated August 15,     Incorporated by
                                1996 (Baltic)                                                     Reference(4)

10.3              10        Amendment No. 2 to Mining Usufruct Agreement dated August 22,     Incorporated by
                                1996 (Baltic)                                                     Reference (15)

10.4              10        Form of concession dated December 20, 1995, relating to Baltic    Incorporated by
                                Concessions granted pursuant to the Mining Usufruct               Reference(5)
                                Agreement dated August 15, 1996, with related schedule

10.5              10        Mining Usufruct Agreement between the State Treasury of the       Incorporated by
                                Republic of Poland and Lubex Petroleum Company Sp. z o.o.         Reference(10)
                                dated December 20, 1996, relating to concession blocks
                                255, 275, 295, 316, 336, 337, and 338 (Lublin)

10.6              10        Mining Usufruct Agreement between the State Treasury of the       Incorporated by
                                Republic of Poland and Apache Poland Sp. z o.o. and FX            Reference(12)
                                Energy Poland Sp. z o.o. (East), commercial partnership
                                dated October 14, 1997, related to concession blocks 257,
                                258, 277, 278, 297, 317, and 318 (Lublin)

10.7              10        Mining Usufruct Agreement between the State Treasury of the       Incorporated by
                                Republic of Poland and Apache Poland Sp. z o.o. and FX            Reference(12)
                                Energy Poland Sp. z o.o. (East), commercial partnership
                                dated October 14, 1997, related to concession block 298
                                (Lublin)

                                      II-i

                  SEC
  Exhibit      Reference
  Number        Number                             Title of Document                               Location
------------ -------------- ----------------------------------------------------------------  -------------------
10.8              10        Mining Usufruct Agreement between the State Treasury of the       Incorporated by
                                Republic of Poland and Apache Poland Sp. z o.o. and FX            Reference(12)
                                Energy Poland Sp. z o.o. (East), commercial partnership
                                dated October 14, 1997, related to concession blocks 319,
                                320, 339, 340, 340A, 359, 360, 360A, 379, 380, and 380A
                                (Lublin)

10.9              10        Mining Usufruct Agreement between the State Treasury of the       Incorporated by
                                Republic of Poland and Gasex Production Company Sp. z o.o.        Reference(12)
                                and Company, commercial partnership dated October 14,
                                1997, related to concession blocks 410, 411, 412, 413,
                                414, 415, 430, 431, 432, 433, 452 and 453 (Western
                                Carpathian)

10.10             10        Mining Usufruct Agreement between the State Treasury of the       Incorporated by
                                Republic of Poland and FX Energy Poland Sp. z o.o. and            Reference(12)
                                Partners, commercial partnership dated October 30, 1997,
                                related to concession blocks 85, 86, 87, 88, 89, 105,108,
                                109, 129, and 149, in northwestern Poland (Pomeranian)

10.11             10        Option Agreement dated July 18, 1997, between Polish Oil and      Incorporated by
                                Gas Company, FX Energy, and Apache Overseas, Inc.                 Reference(12)

10.12             10        Participation Agreement dated effective as of April 16, 1997,     Incorporated by
                                between Apache Overseas, Inc., and FX Energy, pertaining          Reference(13)
                                to the Lublin Concessions

10.13             10        Letter Agreement dated February 27, 1998, between FX Energy       Incorporated by
                                and Apache Overseas, Inc., regarding modification to all          Reference (15)
                                agreements for acreage in Poland under established area of mutual interest.

10.14             10        Participation Agreement dated effective February 27, 1998,        Incorporated by
                                between FX Energy and Apache Overseas, Inc., pertaining to        Reference (15)
                                the Western Carpathian Concession

10.15             10        Participation Option Agreement dated effective February 27,       Incorporated by
                                1998, between FX Energy and Apache Overseas, Inc.,                Reference (15)
                                pertaining to the Pomeranian Concession

10.16             10        Prospect Agreement between Apache Poland Sp. z o.o., and FX       Incorporated by
                                Energy Poland Sp. z o.o., dated April 17, 1998.                   Reference (18)

10.17             10        Option Agreement dated effective as of February 2, 1998,          Incorporated by
                                between POGC, FX Energy, Inc., and Apache Overseas, Inc.,         Reference (15)
                                pertaining to the Western Carpathian Concessions

10.18             10        Option Agreement dated March 5, 1998, effective as of April       Incorporated by
                                16, 1997, between FX Energy, Inc., Apache Overseas, Inc.,         Reference (17)
                                and POGC, relating to FX Energy's Carpathian Concessions.

10.19             10        Option Agreement between FX Energy Poland Sp. z o.o., and POGC    Incorporated by
                                dated effective May 20, 1998, relating to Pomeranian              Reference (19)
                                Concessions

10.20             10        Agreement dated October 21, 1996, between Sudety Mining           Incorporated by
                                Company Sp. z o.o. and the State Treasury of the Republic         Reference (9)
                                of Poland, for the establishment of the mining usufruct
                                for the purpose of gold exploration in the Sudety
                                Concessions

                                      II-ii

                  SEC
  Exhibit      Reference
  Number        Number                             Title of Document                               Location
------------ -------------- ----------------------------------------------------------------  -------------------
10.21             10        Earn-In and Exploration Letter of Intent dated June 13, 1997,     Incorporated by
                                between FX Energy and Homestake Mining Company of                 Reference (12)
                                California

10.22             10        Form of Mining Usufruct Agreement between the State Treasury      Incorporated by
                                of the Republic of Poland and FX Energy Poland Sp. z o.o.         Reference (15)
                                Commercial Partnership, dated October 16, 1997, relating
                                to Sudety Concession blocks 43, 63, 64, 65, with related
                                schedule.

10.23             10        Earn-in, Exploration, and Joint Venture Agreement between         Incorporated by
                                Homestake Mining Company of California and FX Energy              Reference (15)
                                effective December 31, 1997, regarding exploration for
                                precious metals in the Republic of Poland (Sudety)

10.24             10        Agreement between Apache Overseas, Inc., and FX Energy dated      Incorporated by
                                effective January 1, 1999, pertaining to oil and gas              Reference (20)
                                operations in Poland

10.25             10        Agreement on Cooperation in the Lachowice Area between POGC,      Incorporated by
                                Apache Overseas, Inc., Apache Poland, Sp. Z o.o., FX              Reference (20)
                                Energy, Inc., and FX Energy Poland Sp. Z o.o., dated
                                February 26, 1999

10.26             10        Frontier Oil Exploration Company 1995 Stock Option and Award      Incorporated by
                                Plan*                                                             Reference(4)

10.27             10        Form of FX Energy, Inc., 1996 Stock Option and Award Plan*        Incorporated by
                                                                                                  Reference(10)

10.28             10        Form of FX Energy, Inc., 1997 Stock Option and Award Plan*        Incorporated by
                                                                                                  Reference (20)

10.29             10        Form of FX Energy, Inc., 1998 Stock Option and Award Plan*        Incorporated by
                                                                                                  Reference (20)

10.30             10        Employment Agreements between FX Energy and each of David         Incorporated by
                                Pierce and Andrew Pierce, effective January 1, 1995*              Reference(1)

10.31             10        Amendments to Employment Agreements between FX Energy and each    Incorporated by
                                of David Pierce and Andrew Pierce, effective May 30, 1996*        Reference(8)

10.32             10        Form of Stock Option with related schedule (D. Pierce and A.      Incorporated by
                                Pierce) *                                                         Reference(1)

10.33             10        Form of Stock Option granted to D. Pierce and A. Pierce*          Incorporated by
                                                                                                  Reference(1)

10.34             10        Form of Non-Qualified Stock Option with related schedule*         Incorporated by
                                                                                                  Reference(4)

10.35             10        Letter Agreement dated effective August 3 , 1995, between         Incorporated by
                                Lovejoy Associates, Inc., and FX Energy re: Financial             Reference(4)
                                Consulting Engagement*

10.36             10        Letter Agreement dated effective August 3, 1995, between          Incorporated by
                                Lovejoy Associates, Inc., and FX Energy re:                       Reference(4)
                                Indemnification

10.37             10        Non-Qualified Stock Option granted to Thomas B. Lovejoy*          Incorporated by
                                                                                                  Reference(4)

                                     II-iii

                  SEC
  Exhibit      Reference
  Number        Number                             Title of Document                               Location
------------ -------------- ----------------------------------------------------------------  -------------------
10.38             10        Letter Agreement dated effective December 31, 1997, between FX    Incorporated by
                                Energy and Lovejoy Associates, Inc., re: Extension of             Reference (15)
                                Consulting Engagement*

10.39             10        Employment Agreement between FX Energy and Jerzy B. Maciolek*     Incorporated by
                                                                                                  Reference(8)

10.40             10        Addendum to Employment Agreement between FX Energy and Jerzy      Incorporated by
                                B. Maciolek*                                                      Reference (15)

10.41             10        Second Addendum to Employment Agreement between FX Energy and     Incorporated by
                                Jerzy B. Maciolek*                                                Reference (15)

10.42             10        Employment Agreement between FX Energy and Scott J. Duncan*       Incorporated by
                                                                                                  Reference (15)
10.43             10        Form of Indemnification Agreement between FX Energy and           Incorporated by
                                certain directors, with related schedule*                         Reference(10)

10.44             10        Form of Option granted to executive officers and directors,       Incorporated by
                                with related schedule*                                            Reference(10)

10.45             10        Memorandum of Understanding regarding officer loans (reformed     Incorporated by
                                June 19, 1998)                                                    Reference (16)

10.46             10        Limited Recourse Promissory Note of David N. Pierce in the        Incorporated by
                                amount of $950,954 (reformed June 19, 1998)                       Reference (16)

10.47             10        Pledge and Security Agreement between FX Energy, Inc. and         Incorporated by
                                David N. Pierce (reformed June 19, 1998)                          Reference (16)

10.48             10        Agreement to Hold Collateral between FX Energy, Inc. and David    Incorporated by
                                N. Pierce and Kruse, Landa & Maycock as agent to hold             Reference (16)
                                collateral (reformed June 19, 1998)

10.49             10        Limited Recourse Promissory Note of Andrew W. Pierce in the       Incorporated by
                                amount of $769,924 (reformed June 19, 1998)                       Reference (16)

10.50             10        Pledge and Security Agreement between FX Energy, Inc. and         Incorporated by
                                Andrew W. Pierce (reformed June 19, 1998)                         Reference (16)

10.51             10        Agreement to Hold Collateral between FX Energy, Inc. and          Incorporated by
                                Andrew W. Pierce and Kruse, Landa & Maycock as agent to           Reference (16)
                                hold collateral (reformed June 19, 1998)

10.52             10        Form of Indemnification Agreement between FX Energy and           Incorporated by
                                certain directors, with related schedule                          Reference (21)

10.53             10        Agreement on Cooperation in Exploration of Hydrocarbons on        Incorporated by
                                Foresudetic Monocline dated April 11, 2000, between               Reference (22)
                                Polskie Gornictwo Naftowe i Gaxownictwo S.A. ("POGC") and
                                FX Energy Poland Ps. Z o.o. relating to the Fences project

10.54             10        Agreement effective as of January 1, 2000, between FX Energy,     Incorporated by
                                Inc., and Apache Overseas, Inc.                                   Reference (23)

Item 21                     Subsidiaries of the Registrant
-----------------------------------------------------------------------------------------------------------------
21.1                        Schedule of Subsidiaries                                          Incorporated by
                                                                                                  Reference (15)

                                      II-iv

                  SEC
  Exhibit      Reference
  Number        Number                             Title of Document                               Location
------------ -------------- ----------------------------------------------------------------  -------------------
Item 23                     Consents of Experts and Counsel
--------------------------------------------------------------------------------------------
23.1              23        Consent of PricewaterhouseCoopers LLP, independent accountants    This Filing

23.2              23        Consent of Larry D. Krause, Petroleum Engineer                    Initial Filing

23.3              23        Consent of Kruse, Landa & Maycock, LLC                            Initial Filing


Item 27                     Financial Data Schedule
--------------------------------------------------------------------------------------------
27.1              27        Financial Data Schedule                                           Post Effective
                                                                                              Amendment No. 1
------------------------

* Identifies each management contract or compensatory plan or arrangement required to be filed as an exhibit.
(1) Incorporated by reference from the registration statement on Form SB-2, SEC File No. 33-88354-D.
(2) Incorporated by reference from the report on Form 8-K dated August 16, 1995.
(3) Incorporated by reference from the report on Form 8-K dated August 22, 1995.
(4) Incorporated by reference from the quarterly report on Form 10-Q for the quarter ended September 30, 1995.
(5) Incorporated by reference from the annual report on Form 10-K for the year ended December 31, 1995.
(6)  Incorporated by reference from the reports on Form 8-K dated May 3, 1996.
(7)  Incorporated by reference from the report on Form 8-K dated May 21, 1996.
(8) Incorporated by reference from the registration statement on Form S-1, SEC File No.333-05583.
(9) Incorporated by reference from the report on Form 8-K dated October 1, 1996.
(10) Incorporated by reference from the annual report on Form 10-KSB for the year ended December 31, 1996.
(11) Incorporated by reference from the proxy statement respecting the 1997 annual meeting of stockholders.
(12) Incorporated by reference from the quarterly report on Form 10-QSB for the quarter ended September 30, 1997.
(13) Incorporated by reference from the report on Form 8-K dated August 6, 1997.
(14) Incorporated by reference from the report on Form 8-K dated April 4, 1997.
(15) Incorporated by reference from the annual report on Form 10-KSB for the year ended December 31, 1997.
(16) Incorporated by reference from the annual report on Form 10-Q for the quarter ended March 31, 1998, as amended on Form 10-Q/A filed July 15, 1998.
(17) Incorporated by reference from the report on Form 8-K dated March 23, 1998.
(18) Incorporated by reference from the report on Form 8-K dated April 20, 1998.
(19) Incorporated by reference from the report on Form 8-K dated June 2, 1998.
(20) Incorporated by reference from the annual report on Form 10-K for the year ended December 31, 1998.
(21) Incorporated by reference from the annual report on Form 10-K for the year ended December 31, 1999.
(22) Incorporated by reference from the report on Form 8-K dated April 18, 2000.
(23) Incorporated by reference from the quarterly report on Form 10-Q for the quarter ended March 31, 2000.


(b) Consolidated Financial Statement Schedules.

All schedules have been omitted because they are not required or because the required information is given in the Consolidated Financial Statements or Notes to those statements.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Salt Lake City, Utah, on August 7, 2000.

                                                 FX Energy, Inc.

                                                 By: /s/  Scott J. Duncan
                                                     --------------------------
                                                     Scott J. Duncan
                                                     Vice-President



         Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed below by the following persons in the capacities indicated and on the 7th day of August, 2000:



------------------------------------------
/s/  David N. Pierce
     Director, President, and Chief
     Executive Officer
     (Principal Executive and
     Financial Officer)


------------------------------------------
/s/  Andrew W. Pierce
     Vice-President, Chief Operations
     Officer and Director
     (Principal Operations Officer)


------------------------------------------              By: /s/ Scott J. Duncan
/s/  Thomas B. Lovejoy                                     ---------------------
     Director, Chief Financial                             Scott J. Duncan
     Officer and Vice Chairman                             Attorney-in-Fact

------------------------------------------
/s/  Scott J. Duncan
     Director, Vice-President Investor
     Relations and Secretary


------------------------------------------
/s/  Dennis L. Tatum
     Director, Vice-President and
     Treasurer (Principal Accounting
     Officer)


------------------------------------------
/s/  Peter L. Raven
     Director

------------------------------------------
/s/  Jay W. Decker
     Director